UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Alon USA Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
020520102
(CUSIP Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	020520102	13G	Page	2	of	6 Pages

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). David Wiessman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

	5	SOLE VOTING POWER

NUMBER OF		1,247,205*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,468,032*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,247,205*

WITH	8	SHARED DISPOSITIVE POWER

1,468,032*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,715,237*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.01%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*    The amounts reported represent: (i) a right to exchange a 2.71% ownership interest in Alon Israel Oil Company, Ltd. (“Alon Israel”), the parent company of the Issuer, held in trust by Eitan Shmueli, as trustee, of which the Reporting Person is the sole beneficiary, for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including the Issuer, which if exercised in full as of December 31, 2009 would represent 1,468,032 shares of the Issuer common stock; and (ii) 1,247,205 shares of Issuer common stock held directly by the Reporting Person.

CUSIP NO. 020520102	13G	Page 3 of 6 Pages
Schedule 13D
Item 1(a). Name of Issuer:
Alon USA Energy, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
7616 LBJ Freeway, Suite 300
Dallas, TX 75251-1100
Item 2(a). Name of Person Filing:
David Wiessman (the “Reporting Person”)
Item 2(b). Address of Principal Business Office or, if None, Residence:
7616 LBJ Freeway, Suite 300, Dallas, Texas 75251
Item 2(c). Citizenship:
The Reporting Person is an Israeli natural person
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.01 per share.
Item 2(e). CUSIP Number:
020520102
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a) Amount beneficially owned:
2,715,237*
(b) Percent of class:
5.01%

CUSIP NO. 020520102	13G	Page 4 of 6 Pages
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:
1,247,205*
(ii)	Shared power to vote or direct the vote:
1,468,032*
(iii)	Sole power to dispose or direct the disposition of:
1,247,205*
(iv)	Shared power to dispose or direct the disposition of:
1,468,032*

*	The amounts reported represent: (i) a right to exchange a 2.71% ownership interest in Alon Israel Oil Company, Ltd. (“Alon Israel”), the parent company of the Issuer, held in trust by Eitan Shmueli, as trustee, of which the Reporting Person is the sole beneficiary, for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including the Issuer, which if exercised in full as of December 31, 2009 would represent 1,468,032 shares of the Issuer common stock; and (ii) 1,247,205 shares of Issuer common stock held directly by the Reporting Person.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Not applicable

CUSIP NO. 020520102	13G	Page 5 of 6 Pages
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certification.
Not applicable

CUSIP NO. 020520102	13G	Page 6 of 6 Pages
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/David Wiessman David Wiessman	February 8, 2010
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.